December 18, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Centra Financial Holdings, Inc. Registration Statement on Form S-3 (File No. 333-163029) Application for Withdrawal of Registration Statement

Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Centra Financial Holdings, Inc. (“Centra”) hereby respectfully requests withdrawal of its Registration Statement on Form S-3 (File No. 333-163029), together with all exhibits (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2009.
     Centra’s shares are not traded on an exchange. Based upon the position of the Staff of the Commission’s Division of Corporation Finance, Centra is not considered to have non-affiliate float and accordingly, may not use Form S-3. As a result, on December 3, 2009, Centra filed a Form S-1 registration statement seeking to register the shares it initially sought to register on Form S-3. No shares were sold in connection with the Form S-3.
     Centra requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Centra’s account to be offset against the filing fee for any future registration statement(s)
     It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, Centra receives notice from the Commission that this application will not be granted.
     If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Elizabeth Osenton Lord, Esq. of Jackson Kelly PLLC, at (304)-340-1390.

Sincerely, Centra Financial Holdings
By:	/s/ Douglas J. Leech
	Name:	Douglas J. Leech
	Title:	President and CEO